EXHIBIT 99.1

NXT Energy Solutions Shares CEO’s AGM Comments

CALGARY, AB, June 4, 2025 – NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTCQB: NSFDF) is pleased to share the following remarks that were delivered by Bruce G. Wilcox, NXT’s Chief Executive Officer, during the annual meeting of shareholders held on June 2, 2025.

“Welcome to all present, including our shareholders, staff and service providers. We also welcome our directors participating by phone, including Jeffrey Tilson, Gerry Sheehan, and Theodore Patsellis.

As I think most of you know, I spent nearly four decades as an equity analyst, portfolio manager and CEO of one of the first long/short equity investment firms in New York. What I learnt from this experience is that the primary job of management of a public company is to operate the business in a way that increases the value per share. A secondary responsibility is to convey to the public the steps we are taking to fulfill that primary responsibility so that the market price per share approaches value per share.

The means to increasing value per share for NXT is to keep our calendar as full as our staff and aircraft can accommodate. In 2025 we have a nearly completely full calendar and we are building out our pipeline for 2026.

Shortly after my appointment as Interim CEO in 2023 I articulated an internal theme of ‘Frequency, Adjacency and Repeatability’. In other words, keep the plane and staff busily engaged, exploit opportunities with operators geographically adjacent to where we perform surveys and develop more consistent repeat business. I am happy to say that we are making significant progress on all of these fronts.

We are undertaking deeper quantitative analysis of our interpretation methods and delivery mechanisms which we hope will speed up the interpretation and delivery of our final survey reporting and make the data more accessible and ‘user friendly’ for our clients. It is early days and we will communicate progress as this analysis proceeds. We have rehired a former staff member to increase our interpretation capability, we will continue to build out our sensor inventory and streamline our Standard Operating Procedures. All of this gives us the tools to continue to build our annual revenue and earnings potential.

In terms of conveying our progress to the public, we have been as thorough as we can be in communicating our orderbook as it is confirmed. One of the limiting factors in affecting our disclosure is that the majority of our clients have competitive reasons not to publicize their data acquisition plans while a survey is in process. However, since the cycle time of our contracts from data acquisition to final report delivery and integration is fairly short, typically four to six months, the results are captured quite quickly in our financial reporting.

We have been asked from time to time about providing guidance and while I expect that we will ultimately get there, I believe we need to make sure our pipeline and order book are stable.

What a difference two years make! Along the way we faced very challenging financial pressures, and we are deeply appreciative of the support we received from existing shareholders and our Strategic Partner’s leader, Dr. Daere Akobo. Our staff have executed superbly in some very trying times. With our recent earnings and the conversion of debentures by our Strategic Partner, our working capital and overall balance sheet has substantially improved.

Looking forward, I caution investors against expecting quarter over quarter revenue advances but do believe we can and will aspire to show annual progress. As we grow, and only when it makes financial sense, we will begin the early stages of evaluating the need for additional resources like an additional aircraft and staff to support our expanding business.

Thank you again to everyone for attending today.”

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Michael Baker
Investor Relations
302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4
+1 403 264 7020
nxt_info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws.  Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", "plan", "schedule", "intend", "propose" or similar words suggesting future outcomes or an outlook.  Forward-looking information in this press release includes, but is not limited to, information regarding: the timing of the booking of SFD® surveys for 2025 and 2026 and the effect the booking have on the value and market price per share, progress achieved by following the internal theme of “Frequency, Adjacency and Repeatability”, that deeper quantitative analysis of our interpretation methods and delivery mechanisms will speed up interpretation and delivery of our final survey reporting, make the data more accessible and “user friendly” for our clients and build our annual revenue and earnings potential, and that the conversion of debentures will substantially improve our working capital and overall balance sheet.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.  Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2024 and MD&A for the three months ended March 31, 2025, which have been filed electronically by means of the System for Electronic Document Analysis and Retrieval (“SEDAR+”) located at www.sedarplus.ca.  The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.